BP 3/22 [illegible]

[redacted]

10028576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: OBS Brokerage Services, Inc.
Online Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10200 Waterville St. (No. and Street)

Whitehouse (City) Ohio (State) 43571 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Overy 419-482-4500 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

20 N. Martingale Rd. Suite 500 (Address) Schaumburg (City) IL (State) 60173 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/22

OATH OR AFFIRMATION

I, Kevin M. Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Brokerage Services, as of 12-31-2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

COO

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

ANGELA L HOHL
Notary Public - State of Ohio
My Commission Expires April 10, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
on the Financial Statements

Board of Directors
Online Brokerage Services, Inc.
Toledo, Ohio

We have audited the accompanying statement of financial condition of Online Brokerage Services, Inc. (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Online Brokerage Services, Inc. as of December 31, 2009, in conformity with GAAP in the United States of America.

Schaumburg, Illinois
March 12, 2010

McGladrey & Pullen, LLP

Online Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	105,719
Deposits with clearing broker-dealers		85,992
Receivable from clearing broker-dealers		122,217
Securities owned, at fair value		-
Furniture and equipment, net of accumulated depreciation of $262,059		32,986
Prepaid expenses and other assets		64,115
Total Assets	$	411,029
Liabilities and Stockholder's Equity		
Commissions payable	$	61,492
Notes payable		13,792
Accounts payable and accrued liabilities		104,668
Total Liabilities		179,952
Commitments and contingent liabilities		
Stockholder's equity:		
Common stock, no par value; 1 share authorized and issued		647,759
Additional paid-in capital		1,479,992
Accumulated deficit		(1,896,674)
Total Stockholder's Equity		231,077
Total Liabilities and Stockholder's Equity	$	411,029

Note 1. Nature of Organization and Significant Accounting Policies

Online Brokerage Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation that is a wholly-owned subsidiary of OBS Holdings, Inc. (Holdings). The Company's customer base is located nationwide, with an emphasis in the Midwest region.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Significant Accounting Policies: The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition. References to generally accepted accounting principles (GAAP) in the United States in these footnotes are to *The FASB Accounting Standards Codification*, sometimes referred to as the Codification. The Codification is effective for periods ending on or after September 15, 2009.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned: Securities owned are presented in the financial statements at fair value in accordance with GAAP in the United States. Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

Furniture and Equipment: Furniture and equipment, including capitalized software, are stated at cost less accumulated depreciation. Depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Depreciation expense is recorded in occupancy expense in the statement of operations.

Included in furniture and equipment are certain immaterial capitalized leases, which are shared with an affiliate as required per the expense sharing agreement.

Income Taxes: The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations. The Company files in the U.S. federal jurisdiction and the state of Ohio. With few exceptions, the Company is no longer subject to examination by the Internal Revenue Service for years before 2007.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Fair Value: The Codification defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. Fair value is a market-based measurement, not an entity-specific measurement, and the hierarchy gives the highest priority to quoted prices in active markets. Fair value measurements are disclosed by level within the fair value hierarchy.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Valuation techniques are to be consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the fair value hierarchy establishes valuation inputs that give the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would be used in pricing an asset or liability

There are no investments at December 31, 2009.

Recent Accounting Pronouncements: In June 2009, the FASB issued additional guidance in the Transfers and Servicing Topic of the Codification. The Board's objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This guidance must be applied to transfers occurring as of the beginning of the Credit Union's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.

Note 2. Deposits With and Receivable From Clearing Broker-Dealers

The Company has entered into fully disclosed clearing agreements with National Financial Services, LLC (National Financial), Penson Financial Services, Inc. (Penson), and Pershing LLC (Pershing) whereby customer accounts are cleared and carried by these clearing organizations. The Company maintains cash deposits with National Financial, Penson and Pershing of $35,000, $25,992 and $25,000, respectively, which are included in deposits with clearing broker-dealers in the statement of financial condition.

The Company also maintains cash and unsettled transactions with National Financial, Penson and Pershing. These accounts had balances of $19,590, $77,950 and $22,834 at December 31, 2009, respectively, and are reflected in receivable from clearing broker-dealers in the statement of financial condition.

Note 3. Benefit Plans

The Company has a 401(k) Plan (the Plan), which covers all employees who meet eligibility requirements. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes the Plan matching contribution up to a maximum of 3 percent of an employee's compensation. The Company contributed $8,817 to the Plan for the year ended December 31, 2009.

Note 4. Notes Payable

The Company finances its premiums due under insurance policies, which are allocated between the Company and two affiliates. At December 31, 2009, the Company has one note payable due to its insurance carrier of $13,792 that bears interest of 7.499 percent due monthly through June 2010.

Note 5. Furniture and Equipment

Furniture and equipment are summarized as follows:

		2009
Furniture and equipment		222,233
Capitalized Software		72,812
		295,405
Accumulated depreciation and amortization		(262,059)
	$	32,986

In January 2006, the Company entered into a lease agreement for an office space with a related party, Overy-Campbell Properties, LLC (Properties) that matures in December 2015. Future annual minimum payments under this agreement are as follows:

2010	$	60,000
2011		60,000
2012		60,000
2013		60,000
2014		60,000
Thereafter		60,000
Total minimum lease payments	$	360,000

Note 6. Related Party

The Company and an affiliate have entered into an expense sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance and insurance are allocated on a 50 percent basis to each entity. Most payroll costs are charged directly to the applicable company; however, certain payroll costs are allocated to each company. At December 31, 2009, the Company had no advances or payables to this affiliate.

Note 7. Income Taxes

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with Income Tax Topic of the Codification, are as follows:

Deferred tax assets:		
Net operation loss carryforwards	$	1,650,000
Valuation allowance		(1,650,000)
Net deferred tax asset	$	-

At December 31, 2009, the Company had net operating loss carryforwards of approximately $4,125, 000, which expire through the year 2028. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of net operating loss carryforwards on an annual basis may be limited. However, since the ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $1,650,000 at December 31, 2009. The valuation allowance increased by approximately $199,000 in 2009 to offset an equivalent deferred tax benefit related to the net operating loss carryforward. At December 31, 2009, there was no net tax receivable from Holdings included on the statement of financial condition.

Note 8. Off-Balance Sheet Risk and Concentration of Credit Risk

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing brokers' obligation to comply with the rules and regulations of the Securities Exchange Commission (SEC). At December 31, 2009, $85,992 is reflected on the statement of financial condition as clearing deposits held with its clearing brokers, which are members of nationally recognized exchanges. Additional terms of the clearance agreements require the Company to maintain a minimum coverage on it broker's blanket bond. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $135,660, which was $85,660 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.32 to 1.

Note 10. Commitments and Contingencies

In 2007, a registered representative who represented a client of Company and Holdings made unauthorized withdrawals in excess of $900,000 from customer accounts and cleared the transactions through the Company and an affiliate. Management believes that the Company is not responsible for any losses incurred by any parties related to the matters discussed above. Holdings settled the dispute related to the unauthorized withdrawals made by a representative of a client. Although, Holdings vigorously denies any liability in the matter, Management decided it was in the best interest of Holdings to resolve the dispute and avoid additional legal expense and employees efforts in defending the dispute. An agreement was reached and Holdings paid $175,000 to the client on December 11, 2009, in return for a full release. A stipulation of the agreement called for the client to file a claim with their liability insurance carrier and remitted the proceeds received to Holdings. On December 15, 2009, the client remitted $25,000 of proceeds from the claim against the client's liability policy to Holdings. Holdings also plans to file a claim with its insurance carrier and expects to recover $75,000 and an additional $45,080 for one half of the legal fees incurred by Holdings related to this dispute. Furthermore, as part of the 2007 agreement related to acquisition of Holdings by Texans Credit Union, Holdings is indemnified from losses related to this claim from the previous majority owners of Holdings. Holdings is actively seeking reimbursement from these parties. As a result, Holdings did not reflect expense related to the $175,000 pay out made on this claim. A receivable related to the amount of the payout was established as Holdings expects to fully recover these funds.

McGladrey & Pullen
Certified Public Accountants

Online Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

Online Brokerages Service, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures

March 12, 2010

McGladrey & Pullen
Certified Public Accountants

Independent Accountants' Report
On Applying Agreed-Upon Procedures

McGladrey & Pullen, LLP
20 North Martingale Road, Suite 500
Schaumburg, Illinois 60173-2420
O 847.413.6900 **F** 847.517.7067
www.mcgladrey.com

March 12, 2010

Board of Directors
Online Brokerage Services, Inc.
10200 Waterville Street
Whitehouse, Ohio 43571

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation [Form SIPC-7T]) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Online Brokerage Services, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences

2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP